Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on February 22, 2024:

February 2024 Berry’s HH&S Global Nonwovens & Films and Glatfelter Supplementary Investor Presentation Creating a Global Leader in Specialty Materials for Attractive End Markets

Transaction Overview & Valuation 1

Transaction Summary

Culmination of a comprehensive review to determine highest value alternative for Berry shareholders

Deal Structure	▪ The majority of Berry's HH&S segment to include its Global Nonwovens & Films Business ('HHNF') and Glatfelter (GLT) to combine via a Reverse Morris Trust transaction expected to be valued at approximately $3.6B ▪ Transaction expected to be tax-free to Berry, Glatfelter, and their respective shareholders
Ownership	▪ Berry shareholders to own approximately 90% of the newly combined company or "NewCo" ▪ Glatfelter shareholders to own approximately 10% of NewCo
Capital Structure & Financing	▪ Fully committed financing in place in support of transaction ▪ NewCo net leverage of 4.0x expected post transaction close; facilitating ~$1B net cash distribution to Berry at closing ▪ Improves Glatfelter's leverage profile to increase shareholder value ▪ Existing Glatfelter senior notes due 2029 expected to remain in place; other debt to be retired ▪ Glatfelter to complete a reverse stock split prior to transaction close; ratio to be determined by GLT and BERY (1)
Management & Governance	▪ Curt Begle, President of Berry HH&S, to lead NewCo as CEO ▪ Senior management team will include combined team of Berry and Glatfelter leaders ▪ Board of Directors comprised of 9 members, with 6 designated by Berry and 3 designated by Glatfelter
Closing	▪ Glatfelter shareholder vote required ▪ No shareholder vote required for Berry shareholders ▪ Targeted to close in the 2H of CY 2024, subject to customary closing conditions and regulatory approvals

(1) Prior to closing of the transaction, Glatfelter will complete a reverse stock split of all of its issued and outstanding common stock. The reverse stock split ratio is to be determined by Glatfelter and Berry. Additional information will be provided prior to the effective time of the reverse stock split

Berry

2

NewCo well-positioned to serve the world’s best-known brand owners in fast-growing markets 54% 20% 26% 65% 25% 6% 5% 49% 22% 15% 14% $2.2B $1.4B Sales by End Market Global Customers $3.6B NewCo EBITDA % margin ~$290M 13.2% $93M 6.7% ~$455M(1) 12.6% Home, Hygiene and PC Healthcare Home, Health, Hygiene, and PC F&B Industrials/Other Specialty Home, Health, Hygiene, and PC Specialties Specialties F&B Industrial / Other Note: HHNF includes Berry’s Global Nonwovens and Films Business References to revenue and Adj. EBITDA is December LTM 2023 for BERY and GLT (1) Includes expected cost synergies of $50M to be realized over 3 years and combined pro forma adjustments of $22M Revenue 3 HHNF Combined Enterprise Overview

Identified Cost Synergies with Significant Upside and Completed PF Adjustments 4 Synergy opportunity includes traditional areas such as procurement, manufacturing and G&A Source: Management Includes expected cost synergies of $50M expected to be realized over 3 years and combined pro forma adjustments of $22M 65% 20% 15% Procurement Operations SG&A (net of standalone) Identified Synergy Areas $50 million identified synergies with significant synergy upside opportunity $22 million of completed actions Compelling synergy opportunity very similar to numerous acquisitions by Berry Synergies Breakdown 50% 30% 20% Divestiture of Loss-Making Facility GLT Turn-Around Actions Berry Pro Formas Adj.'s Pro Forma Adjustments Pro Forma Adjustments Breakdown

Transaction Very Consistent with Berry’s Historical Track Record • Enhanced customer relationships • Consistent with Berry’s value creation track record • Brings together unique innovation opportunities providing for broader solutions • Proven management team • Opportunity to exceed communicated synergy capture of $50M Served as Division President Across Key Berry Segments Curt Begle CEO of NewCo Proven track record on executing acquisitions during tenure at Berry Specialties Healthcare 2005 2008 2009 2011 2014 2017 2018 NewCo’s Leadership Team has Significant Experience in Industry-Consolidating Transactions 5 25 years of industry experience with Berry President – Health, Hygiene & Specialties (2018 – Present) President – Engineered Materials (2014– 2018) President – Rigid Closed Top (2009– 2014)

NewCo expected to have enterprise value of approximately $3.6B

Creates two leading independent companies, each positioned for greater success

TRANSACTION BENEFITS TO BERRY

- Berry becomes a more focused "pure play" leading supplier of sustainable global packaging solutions
- Expect more consistent earnings growth and cash flow generation
- Unlocks value in Berry; shareholders can participate in significant potential upside of NewCo
- Berry to receive net cash distribution of ~$1.0B and intends to use the proceeds to repay existing debt
- Transaction expected to be tax-free to BERY and GLT shareholders

TRANSACTION SUMMARY

	NewCo	Value to BERY
Pro Forma Adjusted EBITDA	$455M	
Transfer of GLT notes	$0.5B	
New Financing [1]	$1.3B	$1.0B
Equity Value – (BERY 90%; GLT 10%) (assumes ~8x Adj. EBITDA)	$1.8B	$1.6B
NewCo Enterprise Value	**$3.6B**	**$2.6B**

(note: New financing uses: $1B distribution to Berry, $0.4B retirement of GLT debt , ($0.1B) cash less expenses)
(note: Expect pro forma leverage for NewCo. to be ~4.0x
(1) New financing net of contributed cash

Targeted to close in the 2H of calendar 2024

6

Adjusted EBITDA refers earnings before interest, taxes, depreciation, and amortization, as further described as Operating EBITDA for the last twelve month ('LTM') period ended December 30, 2023 for Berry and Adjusted EBITDA for the LTM period ended December 31, 2023 for Glatfelter, along with expected cost synergies of $50 million to be realized by year three and combined pro forma adjustments of $22M. A reconciliation to the nearest comparable GAAP measures can be found on GLT's website and Berry's numbers are a carve-out of HH&S and unaudited

Valuation Reference Points 7 NewCo valuation multiple of 8.0x represents highly attractive entry point relative to the timing point in the cycle Note: Firm value calculation based on book value of net debt Source: Company filings. Market data as of February 9th, 2024 (1) Precedent transactions include acquisitions of Avintiv, Gutsche, Clopay films, Avgol, GP Nonwovens, Pegas, Low & Bonar, Ahlstrom, Jacob Holm, Neenah. Multiples based on LTM EBITDA Firm Value / NTM EBITDA Multiple (Last 5 Years) NewCo Publicly Traded Customers NewCo Publicly-Traded Peers Select Nonwoven Precedent Transactions 20.0x (1) 11 Deals NewCo Valuation Multiple: 8.0x 17.6x 15.6x 15.4x 13.0x 11.0x 12.2x 10.3x 8.2x 10.3x 7.6x 6.1x 10.1x 7.9x 5.4x 9.2x 7.6x 6.0x 11.8x 9.6x 8.0x Customer and NW manufacturer 10 Deals

$3.6 $2.1 $1.4 $1.0 Combination Creates a Global Leader at a Low Point in the Cycle 8 NewCo will be a global specialty materials leader; Combined entity to benefit from improving industry operating rates over time Source: Nonwovens Industry, Management, Company filings, Price Hanna Berry HHNF = Berry HH&S segment’s Global Nonwovens & Films business ($ in Billions) Revenue HHNF Nonwoven Industry Operating Rates Low 70%’s 2022 2025 Greater operating leverage globally Increased cost absorption across combined network Optimized capital expenditures and network utilization Asset additions take 24 months, unlikely to see significant capacity added before 2026 $3.6 High 70%’s 2020 High 70%’s Performance Materials

Glatfelter Background 9

Glatfelter at a Glance – Well Positioned Franchise Businesses

Glatfelter is a leading company across multiple business lines with GDP growth profiles through well-respected brands and differentiated material performance attributes

	An industry leader, highly complementary to HHNF	*A global market leader, in attractive niche markets*	*Leading technology and brands with significant upside opportunity*
Segment (% LTM Revenue):	**Airlaid Materials (43%)**	**Composite Fibers (35%)**	**Spunlace (22%)**
Primary Applications	*Absorbent Hygiene Products*  *Personal Care, Home Care and Industrial Wipes*	 *Tea Bags and Single Serve Coffee*  *Personal Care and Home Care Wipes*	 *Consumer Wipes*  *Hygiene*  *Critical Cleaning and High Performance Cleaning*
Key Performance Characteristics	▪ Highly absorbent ▪ Thin, discrete profile ▪ Soft, cloth-like feel ▪ Multi-layer capability	▪ Lightweight, porous, wet strength substrates ▪ Dimensional stability, dry stripability and printability	▪ Highly absorbent (e.g., water, oil, solvents) ▪ No contaminants ▪ Virtually lint free
Segment Examples	**#1** Feminine Hygiene **#1** Wipes *(NA + EMEA)* GlatPure™	**#1** Food and Beverage **#1** Composite Laminates *(Global)* DYNAGRID® Tempera®	Critical Cleaning *(NA + EMEA)* Wipes *(NA)* Sontara.
Growth Drivers	▪ Aging population ▪ Increased focus on sustainability	▪ Increased consumer focus on health, hygiene and wellness	▪ Consumer desire for convenience and on-the-go options

Note: LTM period represents twelve months ending 12/31/2023
Source: Management, Company filings and presentations

10

$23 Target 2021 2022 2023 $48 Target 2021 2022 2023 Jacob Holm GP U.S. Nonwovens Close Date October 2021 May 2021 Purchase Price $304 $171 Target Revenue $400 $100 Target EBITDA $28 $20 EV/Target EBITDA 11x 15x Recent acquisitions bought at COVID peak, now recovering 1 High Inflation and Low-Cost Pass-Through Arrangements 2 Loss of Russia and Ukraine Business 3 Review Findings; Earnings Have Stabilized 11 Glatfelter encountered a perfect storm with demand declines in select businesses and inflationary & geopolitical headwinds Servicing Plant EBITDA Performance Transaction Details EBITDA Performance Jacob Holm Source: Company filings, press releases, presentations and transcripts (1) Represents publicly-disclosed LTM EBITDA figure ($43mm) less the benefit from COVID-related demand (2) Jacob Holm at acquisition is LTM June 2021 GP U.S. Nonwovens Cost Pass-through (2021) Cost Pass-through (Today) ~30% of sales ~60% of sales Russia accounted for 7% of 2021 sales. Sanctions required business to pivot idle capacity to parts of Western Europe with open capacity still available 2020 2021 2022 2023 $43 At acquisition At acquisition $20 9x (1) (2)

NewCo & Benefits 12

Strategic Rationale and Differentiated Right-to-Win 13 Creates a differentiated industry leader serving attractive, growing segments and several highly-profitable niches Brings together leading resin and fiber technologies, at scale, enabling for broader solutions, unique innovation opportunities and greater customer choice Deepens relationships with the world’s leading brand owners, enabling critical innovation and partnership opportunities to support growth Creates well-invested, global footprint to serve global and regional customers across all major continents Provides cost takeout opportunities ahead of recovering demand trends

Glatfelter Complements Berry HHNF's Nonwovens Capability Set

Berry HHNF and Glatfelter have complementary profiles and overlap across certain end markets served, technological capabilities and geographic footprint

Category		Berry HHNF	Glatfelter	
Markets	Hygiene	●	●	*Combination Broadens Business Exposure Across all Core Berry HHNF Businesses*
	Health	●	●	
	Disinfectant Wipes	●	●	
	Specialties	●	●	
Nonwovens Technologies	Spunbond	●		*Glatfelter's Airlaid & Wetlaid Business Fills a "Missing Piece" for HHNF and Expands Capabilities in Nonwovens*
	Spunmelt	●		
	Carded	●		
	Airlaid		●	
	Wetlaid		●	
	Spinlace®	●		
	Spunlace	●	●	
Geographies	North America	●	●	*Berry HHNF and Glatfelter Nonwovens Footprints are Complementary in North America, Europe and Asia*
	South America	●		
	Europe	●	●	
	Asia	●	●	

14

Source: Management

Broadest global product offering in the high growth markets for both polymer-based and fiber-based product applications Single-Serve Coffee Tea Bags Filtration Media Disinfecting, Personal Care and Institutional Wipes Baby, Adult and Feminine Care Healthcare & Surgical Suite Absorbent Hygiene Components Cable Infrastructure Laundry Care Wrap Building Wrap and Roofing Solutions Polymer-based value-added niche businesses Sophisticated fiber-based businesses 15 HHNF Wallcover Powerful Industry Brands Shared Applications Distinct But Complementary Offerings in Technology & Product Portfolios

NewCo is Better Positioned to Serve Leading Global and Regional Customers 16 Berry HHNF and Glatfelter have significant overlap across blue-chip customer base, enhancing overall customer value proposition with cross-selling opportunities Source: Management HHNF Customer Overlap Highly Positive Receptivity to Transaction by Current Customer Base Unique Opportunity to Strengthen and Reinforce Key Relationships

Berry HHNF and Glatfelter have a Complementary, Well-invested Footprint

NewCo's global manufacturing network provides top-tier service to customer base across all markets served

- ✓ Low-single to mid-single digit long-term growth outlook for the Americas
- ✓ Low-single to high-single digit long-term growth outlook for the ROW
- ✓ >100 Countries served
- ✓ 46 Facilities worldwide
- ✓ ~8,650 Employees
- ✓ 1,000+ Customers



~30%
Europe
~60%
Americas
~10%
Asia-Pac
Berry HHNF Manufacturing Facility
Glatfelter Manufacturing Facility

PF Revenue Split for NewCo

17

Source: Management, Company filings and presentations
(1) Sales breakdown based on LTM 12/30/2023 revenue

Leading CPGs Expect Return to Volume-driven Growth in 2024 18 Following a multi-quarter stretch of pushing pricing to drive top-line growth, leading consumer brands anticipate a return to volume and mix-driven growth in 2024, supported by promotional spending Source: Company transcripts “So I think with the strength of the consumer in our categories, with strong innovation coming in, with volume growing, the promotion environment is very stable, which is great to see. Europe is very similar, […] The consumer remains strong. We see both volume growth and value growth in the market.” - Andre Schulten, P&G CFO, 12/5/2023 “We’re seeing the shift from price mix being the driver of growth to volume. […] And we feel great about the investments we have in the back half, both increasing our advertising and sales promotion levels. […] And our innovation plans remain on track, and we expect innovation across every major brand at Clorox and we’ll continue to invest in those plans.” - Linda Rendle, Clorox CEO & Chairman, 2/1/2024 “I think we’ve made very solid progress on volume and consumers responded very favorably in our categories. So I’d say, first of all, our next chapter, which I think we’re turning the page and shifting to a volume mix-driven plan, which is returning to that, which – that was kind of our approach pre-pandemic.” - Michael Hsu, KC Chairman & CEO, 1/24/2024 “We’re not looking at price increases as the driver – primary driver of growth moving forward. It’s going to be a balance between volume and pricing. And a lot of the pricing we talked about, I would put more in the category of premiumization, which is really mix rather than straight at pricing, and we have a significant opportunity in that space.” - Robert Gamgort, KDP CEO & Chairman, 12/5/2023 Global Market Growth Mid-Single Digits

Organic Growth Investments • Broad manufacturing platform with technology and sustainability leadership • Further penetration in key growth markets including: ‒ Asia ‒ Africa ‒ India Commercial & Operational Excellence • Prioritize customer relationships • Leverage global footprint • Focus on global innovation and R&D • Execute on productivity opportunities • Sustainability offerings Strategic Opportunities • Multiple strategic angles including: ‒ Adjacent markets ‒ Geographic expansion ‒ Product line extensions ‒ Differentiated technologies ‒ Synergy capture Mega Trends • Attractive growth trends in health, hygiene & personal care • Population growth coupled with rising standards of living in emerging markets • Substitution from reusable products to disposable specialty materials • Aging population driving adult incontinence & healthcare demand NewCo will benefit from market growth, operational execution, 19 organic investments and M&A opportunities Key Drivers of Growth for NewCo

20 • ~4.0x net leverage at closing • Focus on de-leveraging; Goal of ~3.0x in three years De-leveraging a Priority Debt Structure Capital Spending • No near-term debt maturities • Ample liquidity, un-funded revolver plus minimum cash at closing of $200M • Long-term capex of ~4-5% of sales • Next two to three years projected ~2-3% of sales NewCo Capital Allocation Managements estimates. Leverage targets calculated as net debt/adjusted EBITDA

A Global Leader in Specialty Materials Fast-growing home, health and hygiene end markets Leadership with scale in all major geographies Growth through innovation and operational excellence Product portfolio focused on sustainable solutions A leader in global nonwovens 21

Berry (RemainCo) 22

Berry Global Group, Inc.

The transaction will simplify Berry's portfolio, enhance stability of earnings and long-term growth and maintain its position as a sustainable global packaging solutions leader



Kevin Kwilinski
President and CEO

Annual Revenue
$10.2B

Operating EBITDA
$1.8B

Key Segments

Consumer Packaging – International	Consumer Packaging – North America	Flexibles
~40% Sales	~30% Sales	~30% Sales
~17% Op. EBITDA margin	~18% Op. EBITDA margin	~15% Op. EBITDA margin

Global leadership positions; #1 or #2 in over 75% of the markets served

Pro forma estimates for Berry's LTM period ended December 30, 2023
Flexibles formerly referred to as Engineered Materials

Berry

23

1 Pro forma estimates for Berry’s LTM period ended December 30, 2023 Flexibles formerly referred to as Engineered Materials Allows Focus on More Consistent, Dependable Organic Volume Growth 24 Framing the Berry Equity Story Pure-Play Consumer Packaging Solutions Leader More Consistent Organic Earnings Growth Improved ROIC and Consistent FCF #1 or #2 in over 75% of markets served Focus on fast-moving consumer products Sustainable packaging solutions at scale Maintains scale procurement and manufacturing advantages in core business lines No dis-synergies from separation of HHNF Enhances exposure to more stable long-term growth markets where BERY core capabilities and customer-focus drives value Reduced earnings cyclicality with more incremental supply/demand market dynamics Elevated margin profile with in-flight lean initiatives driving improvement Smooths Berry’s capital investment spending Enhanced ROIC on unit capacity investments in Consumer Packaging & Flexibles Continued balanced capital deployment Deleveraging is priority Commitment to dividend and ongoing buybacks Potential for further portfolio optimization Longer-term strategic, synergistic M&A opportunities 40% 30% 30% Consumer Packaging-Intl Consumer Packaging-NA Flexibles Berry (RemainCo) Business Profile >70% consumer-facing

25 Safe Harbor Statements and Important Information Forward-Looking Statements Statements in this communication that are not historical, including statements relating the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time make forward-looking public statements concerning expected future operations and performance and other developments. Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of Berry’s HHNF Business into a new entity (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined companies is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. These slides are not intended to be a stand-alone presentation but are for use in conjunction with the earnings call. This presentation should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included in our public filings. Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures such as operating EBITDA, adjusted EBITDA, adjusted operating income, adjusted earnings per share, free cash flow, and supplemental unaudited financial information intended to supplement, not substitute for, comparable measures under generally accepted accounting principles in the United States (GAAP). Information reconciling forward-looking operating EBITDA is not provided because such information is not available without unreasonable effort due to the high variability, complexity, and low visibility with respect to certain Items, including debt refinancing activity or other non-comparable items. These items are uncertain, depend on various factors, and could be material to our results computed in accordance with GAAP. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided in our earnings release, presentations, and SEC filings. For further information about our non-GAAP measures, please see our earnings release, SEC filings. Further, percentage changes for revenue, Operating EBITDA, and Adjusted EPS are shown on "comparable basis" with the prior year period, which excludes the impacts of foreign currency along with any recent divestitures. We believe this comparison provides meaningful and useful information to investors about the trends in our businesses and clarifies the impact of non-recurring items.

26 Safe Harbor Statements and Important Information(cont.) Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as the Spinco, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Berry or the Spinco will be made available free of charge on Berry’s investor relations website at https://ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at https://www.glatfelter.com/investors No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter capital stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Dustin M. Stilwell VP, Head of Investor Relations Berry Global Group, Inc. 101 Oakley Street, 3rd floor P. O. Box 959 Evansville, IN 47706 Tel: +1.812.306.2964 ir@berryglobal.com www.berryglobal.com